Exhibit 99.1

Pharvaris Announces Annual Meeting of Shareholders

Zug, Switzerland, June 1, 2023 – Pharvaris (Nasdaq: PHVS), a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, today announced the annual general meeting of shareholders will take place on Friday, June 23, 2023, at 15:00 CEST (9:00 a.m. EDT).

All relevant documents and information relating to the annual general meeting, including the notice and agenda for the annual general meeting, are or will be made available in the “Investors” section of Pharvaris’ website under “Events & Presentations”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders who wish to attend the meeting should register as described in the notice and agenda for the annual general meeting.

About Pharvaris

Building on its deep-seated roots in hereditary angioedema (HAE), Pharvaris is a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks. By directly targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE safe, effective, and convenient alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Contact
Maggie Beller

Head of Public Relations and Communications

maggie.beller@pharvaris.com